                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549




                                   F O R M  6 - K


[X]   Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                         GOLDCORP INC.
    -----------------------------------------------------------------
     (Exact name of registrant as specified in its charter)



     COMMISSION FILE NUMBER 1-12970




     PROVINCE OF ONTARIO                                         98770100
    -----------------------------------                    --------------------
     (State of other jurisdiction                            (I.R.S. Employer
     of incorporation or organization)                      Identification No.)



                           SUITE 2700, 145 KING STREET WEST
                           TORONTO, ONTARIO, CANADA M5H 1J9

                                   (416) 865-0326
                  (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                             Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                                     Yes [   ]          No [ X ]

                                FIRST QUARTER REPORT
                     FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                -------------------
                                   GOLDCORP INC.
                                -------------------

                 GOLDCORP IS A NORTH AMERICAN BASED GOLD PRODUCER.
                    GOLDCORP'S SHARES ARE LISTED ON THE TORONTO,
                  NEW YORK AND MONTREAL STOCK EXCHANGES.  ITS HEAD
                       OFFICE IS LOCATED IN TORONTO, CANADA.

--------------------------------------------------------------------------------



                                      MARKET FOR THE COMPANY'S
CORPORATE OFFICE:                     COMMON SHARES:

145 King Street West                  The Toronto Stock Exchange and
Suite 2700                               Montreal Exchange (G.A & G.B)
Toronto, Ontario                      New York Stock Exchange (GG.A & GG.B)
Canada    M5H 1J8                     Options traded on the Trans Canada Options
Telephone:  (416) 865-0326
Facsimile:  (416) 361-5741            Shares included in the TSE 200
Shareholder enquires: (800)813-1412   and 300 indices
(Canada and United States)


PRINCIPAL REGISTRAR AND                 CO-REGISTRAR AND
TRANSFER AGENT:                         TRANSFER AGENT:

Montreal Trust Company of Canada        The Bank of New York
151 Front Street West                   101 Barclay Street
Suite 800                               New York, New York   10286
Toronto, Ontario                        Telephone: (212) 815-2450
Canada   M5J 2N1                        Facsimile: (212) 815-3201
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

GOLDCORP INC.
--------------------------------------------------------------------------------
                                                                 Suite 2700
                                                            145 King Street West
                                                              Toronto, Ontario
                                                               Canada, M5H 1J8
                                                                  Telephone
                                                               (416) 865-0326
                                                                  Facsimile
                                                               (416) 361-5741

                                     NEWS RELEASE

Toronto, Canada
May 28, 1998


                             1998  FIRST QUARTER RESULTS

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)


OVERVIEW

Exploration and definition drilling at the Red Lake Mine continues to have positive results from the high grade zones, with a new hanging wall zone discovered above the 30 level. The high grade structure now extends from the 27 level to the 42 level. The sulphide zone has been extended to the 16 level and a new sulphide zone has been discovered in the same area. Mine development alternatives are being re-evaluated in light of current weakness in the gold price with a view to optimizing the capital required and shortening the payback period.

For the next two years, beginning in the second half of 1998, Goldcorp has earmarked C$5.0 million for an extensive exploration program at its 100%-owned Wilanour property in the Red Lake mining district. This property is contiguous to the western boundary of Placer Dome's Campbell Mine. During the first quarter, Goldcorp successfully completed the acquisition of the minority interest in Wilanour Resources Limited, which included the past-producing Cochenour-Willans Mine.

The Wharf Mine had a successful first quarter. Its cash production cost was reduced by 18% to $194 per ounce from $238 a year ago, and gold production increased 48% to 30,898 ounces from 20,876 ounces. In April, the Board of Commissioners of Lawrence County voted unanimously to grant a Conditional Use Permit for the Clinton Project. On May 22, 1998 the South Dakota Board of Minerals and Environment voted unanimously to approve the Large Scale Mine Permit application for the Wharf Mine's Clinton Project. The granting of these two permits paves the way for the development of the Clinton Project commencing in the third quarter of 1998. The mine permit will be effective on June 18, 1998 subject to the Board of Minerals and Environment adopting formal written findings of fact in support of its decision at its next regularly scheduled meeting in mid-June.

Goldcorp Inc. - 1998 First Quarter Results                               Page 2
--------------------------------------------------------------------------------

The Clinton Project will increase the Wharf Mine's permitted gold reserves by 647,000 ounces to 1,275,000 ounces. The additional Clinton reserves will allow the Wharf Mine to continue operation for over 10 years. Development costs associated with the project will be approximately $3.0 million. Most of these costs will be for the initial stripping of overburden and construction of haul and access roads to service the project area, including a road overpass to separate local traffic from mine haul traffic. The ore from the Clinton Project will be processed at the existing Wharf Mine facilities.

In late 1997, Goldcorp announced that it would sell its industrial mineral operations to a newly formed income trust. Due to weak market conditions the proposed transaction was withdrawn in April. Goldcorp is currently looking at other financing alternatives for the development of the Red Lake Mine.


FINANCIAL RESULTS



                                                           Three months ended
                                                               March 31,
                                                             1998           1997
                                                          -------       --------
                                                 (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER
                                                       SHARE AND  PER OUNCE AMOUNTS)
Revenues                                                  $  13.5       $   14.1
Earnings (loss)                                              (0.9)           1.5
Earnings (loss) per share (fully diluted)                   (0.01)          0.02
Cash flow (deficiency) from operations                        0.1           (5.1)
Cash flow (deficiency) from operations per share
     (fully diluted)                                          --           (0.07)
Gold sales (OUNCES)                                        27,000         21,300
Average realized gold price per ounce                         290            340

LIQUIDITY AND CAPITAL RESOURCES

                                                            As at          As at
                                                        March 31,   December 31,
                                                             1998           1997
                                                       ----------      ---------
                                                       (IN MILLIONS OF U.S. DOLLARS)
Cash and short-term investments                           $  10.2       $   12.5
Marketable securities
 -book value                                                 21.8           22.8
 -market value                                               13.8           15.4
Working capital                                              27.9           29.9



Goldcorp realized a pre-tax loss of $1.4 million on the sale of marketable securities ($0.8 million after-tax) during the first quarter of 1998. These holdings remain as available sources of additional capital for future mine expansion and joint venture opportunities.

Goldcorp Inc. - 1998 First Quarter Results                               Page 3
--------------------------------------------------------------------------------

WHARF MINE


                                                       Three months ended
                                                            March 31,
                                                        1998           1997
                                                     -------        -------
Tons of ore mined (000S)                               1,116            912
Tons of waste removed (000S)                           2,291            960
Ratio of waste to ore                                 2.05:1         1.05:1
Tons of ore processed (000S)                           1,018            901
Average grade of gold processed (OUNCES PER TON)       0.032          0.031
Gold production (OUNCES)                              30,898         20,876
Operating cost per ounce
    Cash production cost                             $   194        $   238
    Royalties and severance taxes                         19             15
    Non-cash costs                                         8             96
                                                     -------        -------
Total operating cost                                 $   221        $   349
                                                     -------        -------
                                                     -------        -------



The increase in gold production and the decrease in the cash production cost per ounce were due to improvements made in operating efficiency, favourable weather conditions and modifications made to the crusher. Gold production target for 1998 is 102,000 ounces at a cash production cost of $215 per ounce and a total operating cost of $245 per ounce.

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME



                                                          Three months ended
                                                               March 31,
                                                          1998           1997
                                                         -----          -----
                                                   (IN MILLIONS  OF  U.S. DOLLARS)
Revenues                                                 $ 5.7          $ 6.9
Operating profit                                           1.7            2.3
Operating cash flow                                        2.0            2.6



The decline in operating results during the first quarter were due to the following:

- lower demand for our sodium sulphate products in the North American and export markets
- extreme weather conditions in early 1998 in the Maritime provinces adversely affected the seasonal needs of Havelock Lime's customers

Demand for processed limestone products began to improve in the second quarter, while the weak market for sodium sulphate products is expected to continue.

Goldcorp Inc. - 1998 First Quarter Results                               Page 4
--------------------------------------------------------------------------------

OTHER DEVELOPMENTS

Early this year, several senior management appointments were announced: Bruce Humphrey was appointed Vice President, Gold Operations; Gilles Filion was appointed Vice President, Exploration; Floriana Cipollone was promoted to Vice President, Finance; and Abraham Rubinfeld was promoted to Vice President, Legal and Secretary. These individuals have extensive experience in their respective fields.

Robert "Dutch" Van Tassell, will be retiring on May 29, 1998. His 42-year career in the Canadian mining industry, included 15 1/2 years of distinguished service as Vice President, Exploration of Goldcorp. The Board of Directors, management and staff wish him well.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.


FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three months ended March 31, 1998.

For further information, please contact:

Rolando C. Francisco
President

(416) 865-0326

email: info@goldcorp.com
website: www.goldcorp.com


Stock Symbols:

TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG.B")

Goldcorp Inc. - 1998 First Quarter Results                                Page 5
--------------------------------------------------------------------------------


GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)
                                                         As at          As at
                                                     March 31,   December 31,
                                                          1998           1997
                                                     ---------   ------------
ASSETS

CURRENT ASSETS
     Cash and short-term investments                 $  10,164   $     12,473
     Gold bullion inventory                                730            100
     Accounts receivable                                 6,771          7,285
     Marketable securities                              13,845         15,445
     Inventories                                         7,793          8,102
     Deferred income taxes                               3,647          3,382
     Prepaid expenses                                    1,001          1,507
                                                     ---------   ------------
                                                        43,951         48,294

MINING INTERESTS, NET                                   77,986         68,378
DEPOSITS FOR RECLAMATION COSTS                             880          3,135
OTHER ASSETS                                               421          2,941
                                                     ---------   ------------

                                                     $ 123,238   $    122,748
                                                     ---------   ------------
                                                     ---------   ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued liabilities        $  13,002   $     14,602
     Taxes payable                                       3,065          3,785
                                                     ---------   ------------
                                                        16,067         18,387
                                                     ---------   ------------

PROVISION FOR RECLAMATION COSTS
     AND OTHER LIABILITIES                               6,886          6,466
                                                     ---------   ------------
DEFERRED INCOME TAXES                                   11,700         10,890
                                                     ---------   ------------

SHAREHOLDERS' EQUITY
     Capital stock                                      84,382         81,734
     Contributed surplus                                 5,472          5,472
     Cumulative translation adjustment                    (373)          (201)
     Deficit                                              (896)
                                                     ---------   ------------
                                                        88,585         87,005
                                                     ---------   ------------

                                                     $ 123,238   $    122,748
                                                     ---------   ------------
                                                     ---------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 First Quarter Results                                Page 6
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                           Three months ended
                                                                    March 31,
                                                          1998           1997
                                                       -------        -------
Revenues
     Gold bullion                                      $ 7,853        $ 7,273
     Industrial minerals                                 5,654          6,863
                                                       -------        -------
                                                        13,507         14,136
                                                       -------        -------
Expenses
     Operating                                          12,087         11,543
     Corporate administration                              900            939
     Depreciation and depletion                            654          2,311
     Exploration                                            92             49
                                                       -------        -------
                                                        13,733         14,842
                                                       -------        -------

Loss from operations                                      (226)          (706)
                                                       -------        -------

Other income (expense)
     Interest and other income                             926            625
     Gain (loss) on marketable securities               (1,445)         3,764
     Increase in provision for decline
       in marketable securities                           (517)
     Interest expense
       Long-term debt                                                     (75)
       Other                                                               (4)
                                                       -------        -------
                                                        (1,036)         4,310
                                                       -------        -------

Earnings (loss) before taxes                            (1,262)         3,604
Income and mining taxes (recovery)                        (366)         2,125
                                                       -------        -------

Earnings (loss) for the period                         $  (896)       $ 1,479
                                                       -------        -------
                                                       -------        -------

Earnings (loss) per share
     Basic                                             $ (0.01)       $  0.02
                                                       -------        -------
                                                       -------        -------
     Fully diluted                                     $ (0.01)       $  0.02
                                                       -------        -------
                                                       -------        -------

Weighted average number of shares
     outstanding (000's)
     Basic                                              68,718         68,344
                                                       -------        -------
                                                       -------        -------
     Fully diluted                                      74,759         73,156
                                                       -------        -------
                                                       -------        -------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 First Quarter Results                                Page 7
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                           Three months ended
                                                                    March 31,
                                                          1998           1997
                                                      --------       --------
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period                      $   (896)      $  1,479
  Items not affecting cash
     Depreciation, depletion and amortization              654          2,696
     Loss (gain) on marketable securities,
       net of tax provision                                800         (2,085)
     Increase in provision for decline
       in marketable securities                            517
     Deferred income taxes                                 486            783
     Other                                                (530)           (37)
                                                      --------       --------
                                                         1,031          2,836
  Change in non-cash operating
     working capital                                      (899)        (7,895)
                                                      --------       --------
Net cash provided by (used in) operating activities        132         (5,059)
                                                      --------       --------

Investing activities
  Mining interests                                      (4,572)        (3,726)
  Purchases of marketable securities                    (1,560)        (2,994)
  Proceeds from sale of  marketable securities           1,452         17,724
  Purchases of other assets                                               (29)
  Acquisition of remaining Wilanour Resources
     Limited shares outstanding                         (2,636)
  Taxes paid on sale of marketable
     securities, prior year                                            (2,172)
  Decrease (increase) in deposits for
     reclamation costs                                   2,255            (10)
                                                      --------       --------
Net cash provided (used in) by investing activities     (5,061)         8,793
                                                      --------       --------


Financing activities
  Repayment of long-term debt                                          (4,053)
  Shares issued to acquire remaining Wilanour
     Resources Limited shares outstanding                2,636
  Issue of capital stock, net                               12            249
                                                      --------       --------
Net cash provided by (used in) financing activities      2,648         (3,804)
                                                      --------       --------
Effect of exchange rate changes on cash                    (28)          (160)
                                                      --------       --------
Decrease in cash and
  short-term investments                                (2,309)          (230)
Cash and short-term investments
  at beginning of period                                12,473         30,007
                                                      --------       --------
Cash and short-term investments
  at end of period                                    $ 10,164       $ 29,777
                                                      --------       --------
                                                      --------       --------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1998 First Quarter Results                                Page 8
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1997. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   ACQUISITION OF WILANOUR RESOURCES LIMITED

     On February 19, 1998, the Company completed the acquisition of the remaining 57% of Wilanour Resources Limited that it did not already own, for 520,441 Class A shares and 520,441 Class A Warrants of the Company. The Class A Warrants expire on June 30, 1999 and have an exercise price of C$7.25 per Goldcorp share.

Goldcorp Inc. - 1998 First Quarter Results                                Page 9
--------------------------------------------------------------------------------

                                 SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   GOLDCORP INC.


                                                   By


                                                   /s/ Abraham N. Rubinfeld
                                                   Abraham N. Rubinfeld
                                                   Vice President, Legal and
                                                   Secretary
                                                   (Duly Authorized Officer)


Date:     May 28, 1998